July 22, 2005


Dear Shareholders,

We are please to communicate the following important information.

Board of Directors

Given your input at our last shareholders meeting and during the past year, the BellaVista Capital Board of Directors has made the following changes to the Board in order to provide increased participation and broader representation for all stakeholders,

   o We have increased the number of directors on the board from three to five.

   o Jim Barrington, a director since October 2000, has resigned his position in order to allow the company to add three new directors. During his term, in addition to his regular Board duties, Jim has provided BellaVista with valuable advice and insight on complex accounting matters during a period of great change in the rules governing public companies. We thank Jim for his service and plan to stay in touch as we stay abreast of the changing public accounting rules.

   o Bob Puette is the President of Puette Capital Management, Inc. and serves on the boards of six corporations in addition to PCMI. He is also one of the largest shareholders of BellaVista today. Bob, who has served on the Board of Directors of BellaVista since October 2000 and as Chairman since April 2003, will step down as Chairman and will change from a Class II director to a Class I director. His continued participation on the board will provide excellent continuity for the company and support for the three new members of the board of directors. We would like to thank Bob for his tireless efforts as Chairman and look forward to his continued contributions.

   o The following individuals have been appointed to the Board of Directors to fill vacancies created by Mr. Barrington's resignation and the increase in the number of Directors:

         Bill Offenberg joins the Board as a Class III director and Chairman of the Board. Mr. Offenberg is a BellaVista shareholder and a partner with Morgenthaler Partners, a $2 billion private equity firm, where he specializes in recapitalizations and leveraged buyouts. He currently serves on the boards of three other companies and brings additional governance, operating and organizational experience to our Board.

         Jeff Black joins the Board as a Class II director. Mr. Black is a shareholder and a Senior Vice President of Grubb & Ellis, a San Jose real estate company. In 27 years as a real estate broker, he has


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         concluded real estate transactions in excess of $1 billion. He brings significant real estate related experience to the Board.

         Patti Wolf, a shareholder, joins the Board as a Class II director. Ms. Wolf is currently Vice Chair of the Board of Trustees for Ottawa University where she focuses on strategic planning issues. She is an entrepreneur who sold the computer software company she founded to a company listed on the NYSE. Her background in organizational growth and development as well as her entrepreneurial skills will be particularly valuable to our Board.

By increasing the size of the Board we believe we have increased the stakeholder participation and added significant experience to assist in our strategic decision-making and investment evaluation processes. These three new members will inject a fresh perspective. We have added additional real estate experience as well as entrepreneurial, operational and corporate governance experience. We believe these changes will strengthen and guide the company as management continues to execute our business plan.

Annual Meeting

The Board has set October 3, 2005 as the date for this years' Annual Meeting. The meeting will be held at 10:00 am at the Elks Lodge in Palo Alto. Additional details will be made available in our proxy materials which will be sent out prior to the meeting.

Our newly expanded Board of Directors has already begun work on an agenda that will include a review of operating expenses, management compensation and an analysis of the success we have had in selling off the nonperforming portfolio properties. Look forward to future communications as we report our quarterly results and continue to effect changes to enhance the Company's business and increase shareholder value.

Sincerely,



Michael Rider                                                 Eric Hanke
President                                                     Vice President